Exhibit 4.2

AMENDMENT TO THE
SEARS 401(k) SAVINGS PLAN
(As Amended and Restated Effective as of January 1, 2001)

THIS INSTRUMENT is made this 26th day of March, 2001 by Sears, Roebuck and Co. (the "Company").

WHEREAS, the Company maintains the Sears 401(k) Savings Plan, as amended from time to time (the "Plan"); and

WHEREAS, pursuant to subsection 14.1 of the Plan, the Company has reserved the right to amend the Plan.

NOW; THEREFORE, effective January 1, 2001, the Plan is hereby amended as follows:

  By adding the following line to the Index of Defined Terms after the line for "Maternity or Paternity Absence";

"5.9 -- Minimum Employer Contribution."

  By adding a new Section 5.9 as follows:

Section 5.9 Minimum Employer Contribution

For each Plan Year, each Employer may make contributions to the Plan in the form of employer contributions, in cash or in Common Stock, or partially in each, at least equal to a specified dollar amount, on behalf of those individuals who are entitled to an allocation of Pre-Tax Contributions under Section 4.1 and Employer Contributions under Section 5.1. Such Minimum Employer Contribution amount (if any) shall be determined separately by each Employer, or its delegatee, by appropriate action.

The Minimum Employer Contribution for a Plan Year shall be paid by the Employer in one or more installments without interest. The Minimum Employer Contribution shall be deemed to be satisfied for the Plan Year as soon as the total of "employer contributions" for the Plan Year is at least equal to the amount of the Minimum Employer Contribution. For purposes of this Section 5.9, "employer contributions" means employer contributions, as defined Section 404 of the Code, including, but not limited to, Pre-Tax Contributions and Employer Contributions. For purposes of deducting the Minimum Employer Contribution, the Employer shall make the contribution not later than the time prescribed by the Code for filing the Employer's Federal income tax return including extensions, for its taxable year that ends with such Plan Year. Notwithstanding any provision of the Plan to the contrary, the Minimum Employer Contribution made to the Plan by the Employer shall not revert to, or be returned to, the Employer.

  By adding new Section 5.10 as follows:

Section 5.10 Allocation of Minimum Employer Contributions

For each Employer who has made a Minimum Employer Contribution for the Plan Year, the Minimum Employer Contribution of such Employer shall be allocated to Eligible Participants who are employers of such Employer as follows:

  First, the Minimum Employer Contribution for the Plan Year shall be allocated during the Plan Year to each individual who is an Eligible Participant at any time during the Plan Year as Pre-Tax Contributions pursuant to Section 4.1 and as Employer Contributions pursuant to Section 5.1. These allocations shall be made to each such Participant's Pre-Tax Account and Employer Contribution Account.

  Second, the balance of the Minimum Employer Contribution remaining after the allocation in Section 5.10(i), above, shall be allocated to the Employer Contribution Account of each Non-Highly Compensated Employee who is an Eligible Participant at any time during the Plan Year and is employed on the last day of the Plan Year, in the ratio that such Eligible Participant's Pre-Tax Contributions during the Plan Year bear to the Pre-Tax Contributions of all such Eligible Participants during the Plan Year.

  Third, notwithstanding Section 8.3 of the Plan, if the total contributions allocated to a Participant's Accounts, including the Minimum Employer Contribution, exceed the Participant's maximum Annual Additions limit for any Plan Year, then such excess shall be held in a suspense account. Such amounts shall be used to reduce employer contributions in the next and succeeding Limitation Years.

  Fourth, the balance of the Minimum Employer Contribution remaining after the allocation under Sections 5.10(i), (ii) and (iii), above, shall be allocated as a nonelective contribution to each Non-Highly Compensated Employee who is an Eligible Participant at any time during the Plan Year, in the ratio that such Eligible Participant's Eligible Compensation for the Plan Year bears to the Eligible Compensation for the Plan Year of all such Eligible Participants. Contributions made pursuant to this Subsection 5.10(iv) shall be allocated to the Employer Contribution Account of such Eligible Participant and are distributable only in accordance with the distribution provisions applicable to Employer Contributions. Such contributions shall be invested under the Plan in the manner designated by such Eligible Participant.

  Unless immediately allocated upon being contributed in accordance with this Section 5.10, each installment of the Minimum Employer

Contribution shall be held in a separate, unallocated account until allocated on or before the end of the Plan Year in accordance with this Section 5.10. Such suspense account shall not participate in the allocation of investment gains, losses, income and deductions of the Trust Fund as a whole, but shall be invested separately, as directed by the Employer, and all gains, losses, income and deductions attributable to such investment shall be applied to reduce Plan expenses, and thereafter, to reduce employer contributions.

  The Minimum Employer Contribution allocated to the Employer Contribution Account of a Participant pursuant to Section 5.10(ii) shall be treated in the same manner as Employer Contributions for all purposes of the Plan.

  Notwithstanding any other provision of the Plan to the contrary, any allocation of a Pre-Tax Contribution shall be made either under Section 4.1 or this Section 5.10, as appropriate, but not both Sections. Similarly, any allocation of an Employer Contribution shall be made under either Section 5.1 or this Section 5.10, as appropriate, but not both Sections.

  An "Eligible Participant" for purposes of this Section 5.10 is any Employee who has satisfied the eligibility requirements of Section 3.1, is thereby eligible to make Pre-Tax Contributions, whether or not such Employee has elected to make contributions or has completed an enrollment form. An Eligible Participant who receives an allocation of a contribution under this Section 5.10 shall be treated as a Participant under the Plan for all purposes.

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